Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Fourth Quarter of Fiscal Year 2024 and Full Fiscal Year 2024

Beijing, August 28, 2024 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced its fourth quarter and full year unaudited financial results for the fiscal year ended June 30, 2024 (the “fourth quarter of FY 2024”, which refers to the quarter from April 1, 2024 to June 30, 2024, and “FY 2024”, which refers to the year from July 1, 2023 to June 30, 2024).

Highlights for the Fourth Quarter of FY 2024

●	Revenues for the fourth quarter of FY 2024 were RMB1,000.1 million (US$137.6 million), representing an increase of 5.8% from the third quarter of the fiscal year ended June 30, 2024 (the “third quarter of FY 2024”) and an increase of 20.7% from the fourth quarter of the fiscal year ended June 30, 2023 (the “fourth quarter of FY 2023”).

●	Gross billings of individual online learning services[1] for the fourth quarter of FY 2024 were RMB774.4 million (US$106.6 million), representing a change of 21.1% from the third quarter of FY 2024 and an increase of 3.4% from the fourth quarter of FY 2023.

●	Net income for the fourth quarter of FY 2024 was RMB196.6 million (US$27.1 million), compared with RMB14.6 million in the third quarter of FY 2024, and RMB52.7 million in the fourth quarter of FY 2023.

●	Adjusted net income[2] for the fourth quarter of FY 2024 was RMB193.6 million (US$26.6 million), compared with RMB31.9 million in the third quarter of FY 2024, and RMB90.4 million in the fourth quarter of FY 2023.

●	Total registered users increased by 35.3% to approximately 127.6 million as of June 30, 2024, from 94.3 million as of June 30, 2023.

●	Paying learners increased by 22.5% year over year to approximately 0.4 million in the fourth quarter of FY 2024.

Highlights for FY 2024

●	Revenues for FY 2024 were RMB3,795.3 million (US$522.3 million), representing an increase of 23.2% from the prior fiscal year.

●	Gross billings of individual online learning services[1] for FY 2024 were RMB3,462.7 million (US$476.5 million), representing an increase of 14.1% from the prior fiscal year.

●	Net income for FY 2024 was RMB385.5 million (US$53.1 million), compared with a net loss of RMB108.7 million in the prior fiscal year.

●	Adjusted net income[2] for FY 2024 was RMB423.3 million (US$58.3 million), compared with RMB83.0 million in the prior fiscal year.

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income is a non-GAAP financial measure. For a reconciliation of net income/(loss) to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “This quarter marks a transformative moment for our company as we align our strategy with the burgeoning silver economy. Our strong financial performance and a 127.6 million registered user base underscores the strength of our foundation as we embark on this new chapter. By leveraging our expertise in adult learning and expanding into wellness products and experiential learning, we’re creating a comprehensive ecosystem that addresses the holistic needs of China’s growing silver demographic. Our wellness products business has demonstrated significant quarter-over-quarter growth, reflecting strong early traction and validating our approach. We’re committed to innovating and creating long-term value in this promising market, empowering individuals to live better, live longer.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “Our fourth quarter results demonstrate our solid financial position as we navigate our strategic transition. We achieved revenues of RMB1,000.1 million, with adjusted net income reaching a historical high of RMB193.6 million. Importantly, our balance sheet remains strong, with RMB1,026.3 million in cash and cash equivalents, restricted cash and short-term investments as of June 30, 2024. This robust financial foundation provides us with the flexibility to support our strategic initiatives while maintaining operational stability. As we move forward, our focus is on long-term value creation for our shareholders.”

Financial Results for the Fourth Quarter of FY 2024

Revenues

Revenues increased by 20.7% year over year to RMB1,000.1 million (US$137.6 million) in the fourth quarter of FY 2024, primarily driven by the growth in revenues from skills upgrading courses3.

●	Revenues from individual online learning services increased by 25.7% year over year to RMB906.7 million (US$124.8 million) in the fourth quarter of FY 2024, up from RMB721.1 million in the fourth quarter of FY 2023. This growth was primarily due to revenues from skills upgrading courses[3] increasing to RMB445.7 million (US$61.3 million) in the fourth quarter of FY 2024 from RMB209.9 million in the fourth quarter of FY 2023, partially offset by the decline of RMB49.5 million (US$6.8 million) in revenues from financial literacy courses.

●	Revenues from enterprise services were RMB56.6 million (US$7.8 million) in the fourth quarter of FY 2024, compared to RMB103.8 million in the fourth quarter of FY 2023, representing a year-over-year change of 45.5%, primarily due to a change in revenue streams from transactions involving related party and external entities, partially offset by an increase in revenue due to higher demand from existing and new customers for marketing services.

●	Revenues from consumer business[4] increased to RMB33.3 million (US$4.6 million) in the fourth quarter of FY 2024 from RMB3.4 million in the fourth quarter of FY 2023, mainly driven by the increase in revenues from the Company’s newest business endeavor, consumer business. In early 2023, the Company began to engage in the consumer business through e-commerce and recognize relevant revenues.

●	Revenues from others[4] was RMB3.5 million (US$0.4 million) in the fourth quarter of FY 2024, primarily due to increased revenue from online language education for children provided by Kelly’s Education, which was acquired by the Company in September 2023.

Cost of revenues

Cost of revenues was RMB141.3 million (US$19.4 million) in the fourth quarter of FY 2024, compared to RMB116.1 million in the fourth quarter of FY 2023, representing a change of 21.6%. The change was primarily due to increased labor outsourcing costs of RMB17.7 million (US$2.4 million) and higher procurement costs of RMB15.3 million (US$2.1 million), and was partially offset by a RMB8.2 million (US$1.1 million) decrease in staff costs.

[3]	The Company has adopted a new presentation of its revenues since the second quarter of FY 2024, which split other personal interest courses into skills upgrading courses and recreation and leisure courses, to better align with its business strategies and provide useful and updated information to investors. Skills upgrading courses mainly include short-video production courses and memory training courses. Recreation and leisure courses mainly include personal well-being courses, electronic keyboard courses and standing meditation courses. The historical revenues presentation has been conformed to the current presentation.
4	Effective from the fourth quarter of FY 2024, the Company has introduced “Revenues from Consumer Business” as a separate line item. This revenue was previously included in “Revenues from Others”. The historical revenues presentation has been conformed to the current presentation.

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Sales and marketing expenses

Sales and marketing expenses were RMB580.1million (US$79.8 million) in the fourth quarter of FY 2024, compared to RMB573.0 million in the fourth quarter of FY 2023, representing a slight change of 1.2%. The increase was mainly due to increased marketing and promotion expenses of RMB18.7 million (US$2.6 million), partially offset by lower labor outsourcing costs of RMB16.2 million (US$2.2 million).

Research and development expenses

Research and development expenses were RMB21.2 million (US$2.9 million) in the fourth quarter of FY 2024, compared to RMB53.6 million in the fourth quarter of FY 2023, representing a decrease of 60.4%. The decrease was primarily due to a decline in staff costs of RMB25.0 million (US$3.4 million), which includes a decrease in share-based compensation expenses of RMB16.5 million (US$2.3 million).

General and administrative expenses

General and administrative expenses were RMB11.6 million (US$1.6 million) in the fourth quarter of FY 2024, compared to RMB38.0 million in the fourth quarter of FY 2023, representing a decrease of 69.6%. The decrease was primarily due to a decline in share-based compensation expenses of RMB25.0 million (US$3.4 million).

Impairment loss on long-lived assets and goodwill

Impairment loss on long-lived assets and goodwill were RMB2.7 million (US$0.4 million) and RMB7.4 million (US$1.0 million), respectively, in the fourth quarter of FY 2024, primarily due to the fully impaired intangible assets and goodwill arising from the acquisition of Kelly’s Education, as its performance metrics failed to meet the Company’s established expectations.

Net income and adjusted net income

Net income was RMB196.6 million (US$27.1 million) in the fourth quarter of FY 2024, compared with RMB52.7 million in the fourth quarter of FY 2023. Adjusted net income was RMB193.6 million (US$26.6 million) in the fourth quarter of FY 2024, compared with RMB90.4 million in the fourth quarter of FY 2023.

Earnings per share and adjusted earnings per share5

Basic and diluted net income per share were RMB1.22 (US$0.17) and RMB1.18 (US$0.16) in the fourth quarter of FY 2024, compared with basic and diluted net income per share of RMB0.31 and RMB0.30 in the fourth quarter of FY 2023. Basic and diluted adjusted net income per share were RMB1.20 (US$0.17) and RMB1.16 (US$0.16) in the fourth quarter of FY 2024, compared with basic and diluted adjusted net income per share of RMB0.54 and RMB0.52 in the fourth quarter of FY 2023.

[5]	Basic and diluted adjusted net income per ordinary share are non-GAAP financial measures. For a reconciliation of basic and diluted net income/(loss) per ordinary share to basic and diluted adjusted net income per ordinary share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for FY 2024

Revenues

Revenues increased by 23.2% year over year to RMB3,795.3 million (US$522.3 million) in FY 2024, primarily driven by the growth in revenues from skills upgrading courses3.

●	Revenues from individual online learning services increased by 23.0% year over year to RMB3,364.3 million (US$ 462.9 million) in FY 2024, primarily due to 1) revenues from skills upgrading courses[3] increasing to RMB1,661.8 million (US$228.7 million) in FY 2024 from RMB721.3 million in the fiscal year ended June 30, 2023 (“FY 2023”, which refers to the year from July 1, 2022 to June 30, 2023), and 2) revenues from recreation and leisure courses[3] increasing to RMB395.1 million (US$54.4 million) in FY 2024 from RMB139.0 million in FY 2023, partially offset by the decline of RMB567.3 million (US$78.1 million) in revenues from financial literacy courses.

●	Revenues from enterprise services decreased by 27.3% year over year to RMB247.7 million (US$34.1 million) in FY 2024, primarily due to decreased revenue from the Company’s marketing services provided to a related party.

●	Revenue from consumer business[4] increased to RMB174.0 million (US$23.9 million) in FY 2024, mainly driven by the increase in revenues from the Company’s newest business endeavor, consumer business. In early 2023, the Company began to engage in the consumer business through e-commerce and recognize relevant revenues.

●	Revenue from other services[4] increased to RMB9.3 million (US$1.4million) in FY 2024, primarily due to increased revenue from online language education for children provided by Kelly’s Education, which was acquired by the Company in September 2023.

Cost of revenues

Cost of revenues increased by 40.6% year over year to RMB550.3 million (US$75.7 million) in FY 2024, mainly due to increased labor outsourcing costs of RMB86.7 million (US$11.9 million) and higher procurement costs of RMB87.8 million (US$12.1 million), and was partially offset by a RMB50.9 million (US$7.0 million) decrease in staff costs (including a decrease in share-based compensation of RMB12.8 million (US$1.8 million)).

Sales and marketing expenses

Sales and marketing expenses were RMB2,587.0 million (US$356.0 million) in FY 2024, compared to RMB2,408.5 million in FY 2023, representing a change of 7.4%, mainly due to increased labor outsourcing costs of RMB247.4 million (US$34.0 million) and increased marketing and promotion expenses of RMB212.9 million (US$29.3 million), partially offset by decreased staff costs of RMB293.8 million (US$40.4 million), which includes a decrease in share-based compensation expenses of RMB54.6 million (US$7.5 million).

Research and development expenses

Research and development expenses were RMB144.9 million (US$19.9 million) in FY 2024, compared to RMB219.8 million in FY 2023, representing a decrease of 34.1%, mainly due to a decline in staff costs of RMB72.3 million (US$9.9 million), which includes a decrease in share-based compensation expenses of RMB47.2 million (US$6.5 million).

General and administrative expenses

General and administrative expenses were RMB125.8 million (US$17.3 million) in FY 2024, compared to RMB175.2 million in FY 2023, representing a decrease of 28.2%, primarily due to a decrease in staff costs of RMB43.3 million (US$6.0 million), (including a decrease in share-based compensation expenses of RMB49.2 million (US$6.8 million)) and a decrease in office expenses of RMB19.9 million (US$2.7 million).

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Impairment loss on long-lived assets and goodwill

Impairment loss on long-lived assets and goodwill were RMB2.7 million (US$0.4 million) and RMB7.4 million (US$1.0 million), respectively, in FY 2024, primarily due to the fully impaired intangible assets and goodwill arising from the acquisition of Kelly’s Education, as its performance metrics failed to meet the Company’s established expectations.

Net (loss)/income and adjusted net income

Net income was RMB385.5 million (US$53.1 million) in FY 2024, compared with a net loss of RMB108.7 million in FY 2023. Adjusted net income was RMB423.3 million (US$58.3 million) in FY 2024, compared with RMB83.0 million in FY 2023.

Earnings per share and adjusted earnings per share5

Basic and diluted net income per share were RMB2.34 (US$0.32) and RMB2.27 (US$0.31) in FY 2024, compared with basic and diluted net loss per share of RMB1.26 in FY 2023. Basic and diluted adjusted net income per share were RMB2.57 (US$0.35) and RMB2.49 (US$0.34) in FY 2024, compared with basic and diluted adjusted net income per share were RMB0.37 and RMB0.35 in FY 2023.

Balance Sheet

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,026.3 million (US$141.2 million), compared with RMB930.6 million as of June 30, 2023.

Recent Developments

On June 9, 2023, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of American Depositary Shares (“ADSs”) for a 12-month period beginning on June 9, 2023 (the “2023 Share Repurchase Program”). Pursuant to the 2023 Share Repurchase Program, a total of 3.1 million ADSs were repurchased for an aggregate consideration of US$13.2 million from June 9, 2023 to June 8, 2024.

On June 11, 2024, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a 12-month period beginning on June 11, 2024 (the “2024 Share Repurchase Program”). As of June 30, 2024, a total of 1.5 million ADSs had been repurchased for an aggregate consideration of US$3.3 million under the 2024 Share Repurchase Program.

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Conference Call Information

The Company’s management team will hold a conference call at 7:00 A.M. Eastern Time on Wednesday, August 28, 2024 (7:00 P.M. Beijing Time on the same day) to discuss the financial results.

Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through September 4, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Replay Access Code:	3993091

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income and basic and diluted adjusted net income per ordinary share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax in such period. Adjusted net income represents net income/(loss) excluding share-based compensation expense and impairment loss on long-lived assets and goodwill. Basic and diluted adjusted net income per ordinary share represents adjusted net income attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income/(loss), net income/(loss) per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that we operate in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging its profound understanding of adult users and robust infrastructure, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners as well as consumer products and service in selected areas to address the senior users’ aspirations for wellness.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	764,281	779,931	107,322
Restricted cash	-	160	22
Short-term investments	166,303	246,195	33,878
Accounts receivable, net	12,251	16,676	2,295
Amounts due from related parties	29,116	4,488	618
Inventory, net	-	6,345	873
Prepayments and other current assets	136,681	275,549	37,917
Total current assets	1,108,632	1,329,344	182,925

Non-current assets:
Property and equipment, net	7,409	6,569	904
Long-term investments	-	9,010	1,240
Operating lease right-of-use assets	84,009	58,889	8,103
Deferred tax assets	2,084	847	117
Other non-current assets	21,296	21,360	2,939
Total non-current assets	114,798	96,675	13,303
TOTAL ASSETS	1,223,430	1,426,019	196,228

LIABILITIES
Current liabilities:
Accounts payables	62,094	62,066	8,541
Accrued expenses and other current liabilities	171,160	190,508	26,215
Income tax payable	8,794	20,399	2,807
Contract liabilities, current portion	517,213	385,227	53,009
Advance from customers	144,397	162,257	22,327
Operating lease liabilities, current portion	41,092	49,099	6,756
Total current liabilities	944,750	869,556	119,655

Non-current liabilities:
Contract liabilities, non-current portion	7	11,365	1,564
Operating lease liabilities, non-current portion	52,840	16,989	2,338
Deferred tax liabilities	-	11,625	1,600
Total non-current liabilities	52,847	39,979	5,502
TOTAL LIABILITIES	997,597	909,535	125,157

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares	78	81	11
Class B ordinary shares	34	34	5
Treasury stock	-	(109,257)	(15,034)
Additional paid-in capital	1,171,092	1,192,474	164,090
Accumulated other comprehensive income	22,182	17,313	2,382
Accumulative deficit	(969,688)	(584,161)	(80,383)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	223,698	516,484	71,071
Non-controlling interests	2,135	-	-
TOTAL SHAREHOLDERS’ EQUITY	225,833	516,484	71,071
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,223,430	1,426,019	196,228

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended June 30,			For the Years Ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues	828,347	1,000,083	137,616	3,081,381	3,795,331	522,255
Cost of revenues	(116,126)	(141,252)	(19,437)	(391,498)	(550,310)	(75,725)

Gross Profit	712,221	858,831	118,179	2,689,883	3,245,021	446,530

Operating expenses:
Sales and marketing expenses	(573,025)	(580,093)	(79,823)	(2,408,464)	(2,586,977)	(355,980)
Research and development expenses	(53,610)	(21,213)	(2,919)	(219,781)	(144,868)	(19,935)
General and administrative expenses	(38,021)	(11,554)	(1,590)	(175,246)	(125,765)	(17,306)
Impairment loss on long-lived assets	-	(2,652)	(365)	-	(2,652)	(365)
Impairment loss on goodwill	-	(7,389)	(1,017)	-	(7,389)	(1,017)
Total operating expenses	(664,656)	(622,901)	(85,714)	(2,803,491)	(2,867,651)	(394,603)

Income/(Loss) from operations	47,565	235,930	32,465	(113,608)	377,370	51,927

Other income:
Interest income	2,669	2,151	296	5,328	10,520	1,448
Others, net	6,155	6,802	936	21,313	28,965	3,986

Income/(Loss) before income tax	56,389	244,883	33,697	(86,967)	416,855	57,361
Income tax expense	(3,699)	(48,276)	(6,643)	(21,685)	(31,328)	(4,311)

Net income/(loss)	52,690	196,607	27,054	(108,652)	385,527	53,050
Net loss attributable to noncontrolling interests	115	-	-	115	-	-
Net income/(loss) attributable to QuantaSing Group Limited	52,805	196,607	27,054	(108,537)	385,527	53,050

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	15,545	85	12	20,343	(4,869)	(670)
Total other comprehensive income/(loss)	15,545	85	12	20,343	(4,869)	(670)

Total comprehensive income/(loss)	68,235	196,692	27,066	(88,309)	380,658	52,380
Net loss attributable to noncontrolling interests	115	-	-	115	-	-
Comprehensive income/(loss) attributable to QuantaSing Group Limited	68,350	196,692	27,066	(88,194)	380,658	52,380

Net income/(loss) attributable to QuantaSing Group Limited	52,805	196,607	27,054	(108,537)	385,527	53,050
Accretion of the Company’s preferred shares	-	-	-	(22,379)	-	-
Net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited	52,805	196,607	27,054	(130,916)	385,527	53,050

Net income/(loss) per ordinary share
- Basic	0.31	1.22	0.17	(1.26)	2.34	0.32
- Diluted	0.30	1.18	0.16	(1.26)	2.27	0.31
Weighted average number of ordinary shares used in computing net income/(loss) per ordinary share
- Basic	169,146,415	160,765,764	160,765,764	103,948,398	164,998,649	164,998,649
- Diluted	175,755,415	166,883,228	166,883,228	103,948,398	170,045,651	170,045,651
Share-based compensation expenses included in
Cost of revenues	(6,963)	(3,706)	(510)	(26,486)	(13,651)	(1,878)
Sales and marketing expenses	(11,808)	(5,776)	(795)	(51,742)	2,902	399
Research and development expenses	(7,777)	8,724	1,200	(49,046)	(1,887)	(260)
General and administrative expenses	(11,191)	13,840	1,904	(64,358)	(15,121)	(2,081)

10/12

QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended June 30,			For the Years Ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	721,093	906,686	124,764	2,734,877	3,364,274	462,939
Add: value-added tax	43,580	47,050	6,474	171,509	194,715	26,794
Add: ending deferred revenues	661,360	565,030	77,751	661,360	565,030	77,751
Less: beginning deferred revenues(1)	(677,272)	(744,320)	(102,422)	(531,662)	(661,360)	(91,006)

Gross billings of individual online learning services	748,761	774,446	106,567	3,036,084	3,462,659	476,478

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

11/12

QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net income/(loss) to adjusted net income and basic and diluted net income/(loss) per ordinary share to basic and diluted adjusted net income per ordinary share for the periods indicated:

	For the Three Months Ended June 30,			For the Years Ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	52,690	196,607	27,054	(108,652)	385,527	53,050
Add: Share-based compensation	37,739	(13,082)	(1,799)	191,632	27,757	3,820
Add: Impairment loss on long-lived assets and goodwill	-	10,041	1,382	-	10,041	1,382

Adjusted net income	90,429	193,566	26,637	82,980	423,325	58,252
Attributable to noncontrolling interests	115	-	-	115	-	-
Adjusted net income attributable to QuantaSing Group Limited	90,544	193,566	26,637	83,095	423,325	58,252
Accretion of the Company’s preferred shares	-	-	-	(22,379)	-	-
Income allocation to participating preferred shares	-	-	-	(21,816)	-	-
Adjusted net income attributable to ordinary shareholders of QuantaSing Group Limited	90,544	193,566	26,637	38,900	423,325	58,252

Weighted average number of ordinary shares used in computing net income/(loss) per ordinary share
- Basic	169,146,415	160,765,764	160,765,764	103,948,398	164,998,649	164,998,649
- Diluted	175,755,415	166,883,228	166,883,228	103,948,398	170,045,651	170,045,651
Weighted average number of ordinary shares used in computing adjusted net income per ordinary share
- Basic	169,146,415	160,765,764	160,765,764	103,948,398	164,998,649	164,998,649
- Diluted	175,755,415	166,883,228	166,883,228	110,489,970	170,045,651	170,045,651

Net income/(loss) per ordinary share
- Basic	0.31	1.22	0.17	(1.26)	2.34	0.32
- Diluted	0.30	1.18	0.16	(1.26)	2.27	0.31
Non-GAAP adjustments to net income/(loss) per ordinary share
- Basic	0.23	(0.02)	-	1.63	0.23	0.03
- Diluted	0.22	(0.02)	-	1.61	0.22	0.03
Adjusted net income per ordinary share
- Basic	0.54	1.20	0.17	0.37	2.57	0.35
- Diluted	0.52	1.16	0.16	0.35	2.49	0.34

12/12